August 8, 2012

VIA EDGAR

Mr. Nicholas P. Panos

Senior Special Counsel

Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Caesars Entertainment Corporation
Schedule TO-I
Filed July 25, 2012
File No. 005-41450

Dear Mr. Panos:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter to Caesars Entertainment Corporation (the “Company”) dated August 6, 2012. Set forth below in italics are each of the comments in the Staff’s letter. Immediately following each of the Staff’s comments is our response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Schedule TO-I

Item 10(b)

1.	We noticed that the issuer considers Item 10(b) of Schedule TO-I inapplicable, but further observed the safe harbor found in Instruction 2 of Item 10 of Schedule TO is unavailable. Please advise us of the basis on which the issuer apparently believes that the pro forma information described in Item 1010(b) of Regulation M-A is immaterial.

We respectfully advise the Staff that the pro forma information described in Item 1010(b) of Regulation M-A is immaterial to an eligible participant’s decision whether to tender or hold options in the option exchange. Item 10(b) of Schedule TO-I prescribes the inclusion of such pro forma information “if material” to a to security holder’s decision whether to sell, tender or hold the securities sought in the tender offer.

As disclosed on page 8 of the Company’s Definitive Information Statement on Schedule 14C filed with the Commission on July 24, 2012, the Company believes it will incur approximately $16 million in additional compensation expense attributable to the incremental fair value of the replacement options granted to eligible participants in exchange for surrendered eligible options,

Securities and Exchange Commission

August 8, 2012

measured as of the date such awards are granted. The unamortized compensation expense from the surrendered eligible options and incremental compensation expense, if any, associated with the replacement options under the option exchange will be recognized over the expected life of the new awards. As a result of the option exchange, we would expect to recognize a total non-cash accounting charge of approximately $63 million over the expected life of the replacement options, which represents an increase from the $47 million of expected additional compensation expense with respect to eligible options over the remaining estimated life of the original awards, if the option exchange is not consummated and even if the affected stock options are never exercised.

As disclosed in the Company’s Annual Report on Form 10-K filed with the Commission on March 14, 2012, for the year ended December 31, 2011, the Company had operating expenses of $7,959 million. As such, the Company believes the anticipated additional compensation expense associated with the option exchange, which represented approximately 0.2% of the Company’s operating expenses at December 31, 2011, is immaterial to an eligible participant’s decision whether to tender or hold options and on this basis excluded any pro forma information from the Offer to Exchange.

General

2.	Numerous disclosures exist that emphasize the Offer to Exchange is a “one time offer.” Given the stated purposes of this offer, however, it appears the issuer could remain interested in acquiring options in the future to the extent not all options are tendered. Please confirm that the issuer will never again make a tender offer for the options, or revise the disclosure accordingly.

In response to the Staff’s comment, the Company has filed with the Commission an amendment to the Schedule TO-I (the “Schedule TO Amendment”), which deletes all references to the Offer to Exchange being a “one-time offer.”

Risk Factors

3.	The Private Securities Litigation Reform Act of 1995, by its terms, is inapplicable to any statements made in connection with this tender offer, regardless of whether such statements may be characterized as “forward-looking statements” or have otherwise been incorporated by reference into the offer document from a previously-filed periodic report. Please revise to delete the reference to the Act and make clear that forward-looking statements have not been protected by the Act’s safe harbor provisions. Please make corresponding revisions to Section 17 of the Offer to Exchange.

In response to the Staff’s comment, the Company has filed the Schedule TO Amendment, which revises the “Risk Factors” section and Section 17 of the Offer to Exchange to delete all references to certain statements being “within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended.”

In addition, the Company has added the following statement to the introductory section under the heading “Risk Factors” in the Offer to Exchange: “The safe harbor provided in the Private Securities Litigation Reform Act of 1995, by its terms, does not apply to statements made in the Offer Documents.” The Company respectfully advises the Staff that it included the foregoing statement in Section 17 of the Offer to Exchange filed with the Schedule TO-I on July 24, 2012.

Securities and Exchange Commission

August 8, 2012

6. Conditions of this Offer

4.	The paragraph immediately following the text of the conditions asserts the issuer may invoke any of the conditions to the offer, and thereby relieve the issuer of the obligation to exchange options, “regardless of the circumstances giving rise to” the issuer’s right to invoke the condition. This language contradicts a statement made in the lead-in paragraph to section six that makes clear “acts and omissions to act” have been excluded from the possible circumstances that may give rise to the triggering of an offer condition. Please revise to remove the implication that the issuer has reserved the right to include acts and omissions by it in determining whether an offer condition has been triggered.

In response to the Staff’s comment, the Company has filed the Schedule TO Amendment, which revises the second sentence of the paragraph following the conditions of the offer in Section 6 of the Offer to Exchange as follows (revised language noted in bold and italics):

“We may assert them in our sole discretion regardless of the circumstances giving rise to them before the Offer Expiration Date, other than acts or omissions to act by us.”

5.	By indicating that all determinations made by the issuer concerning conditions will be “final and binding” upon security holders, the disclosure improperly suggests that participation in the offer does not permit security holders to privately pursue a legal claim challenging the issuer’s determinations. Please revise to include disclosure that makes clear the issuer’s determinations may be challenged in a court of competent jurisdiction.

In response to the Staff’s comment, the Company has filed the Schedule TO Amendment, which revises the following statements in the Offer to Exchange as follows (additional language noted in bold and italics):

•

The third sentence of the response to Q39 of Summary Term Sheet and Questions and Answers now reads: “Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination on these matters will be final and binding on all parties.”

•

The final sentence of Section 4 of the Offer to Exchange now reads: “Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination on these matters will be final and binding on all parties.”

•

The final sentence of Section 6 of the Offer to Exchange now reads: “Subject to any order or decision by a court or arbitrator of competent jurisdiction, any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.”

Section 3 (Procedures for Electing to Exchange Options) of the Offer to Exchange continues to state that “[S]ubject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding on all parties.”

******

In connection with responding to the Staff’s comments, the Company hereby acknowledges:

Securities and Exchange Commission

August 8, 2012

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me at (702) 407-6269.

Sincerely,

Caesars Entertainment Corporation

/s/ Michael D. Cohen
Michael D. Cohen Senior Vice President, Deputy General Counsel and Corporate Secretary

cc:	Charles K. Ruck, Esq., Latham & Watkins LLP
Michael A. Treska, Esq., Latham & Watkins LLP